                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (Amendment No. 2)(1)

                       THE MANAGEMENT NETWORK GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    561693102
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 3, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 89336Q10                     13D                               Page 2


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 660,855(1)
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                2,368,273(2)
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               660,855(1)
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  2,368,273(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,955,446(2)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.7%(3)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------



--------------
(1) Because Riley Investment Management LLC has 660,855 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(2) Riley Investment Management LLC has shared voting and dispositive power over 2,368,273 shares of Common Stock held by its investment advisory clients, 1,249,591 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

(3) Based on 34,069,753 shares of common stock of The Management Network Group, Inc. (the "Issuer") outstanding at August 9, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 filed with the Securities and Exchange Commission on August 12, 2008.

CUSIP No. 89336Q10                     13D                               Page 3

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co., LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 125,006
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               125,006
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          125,006
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4%(3)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          BD
--------- ----------------------------------------------------------------------

CUSIP No. 89336Q10                     13D                               Page 4


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 785,861(4)
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                2,368,273(5)
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               785,861(4)
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  2,368,273(5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,080,452(5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%(3)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------



---------------
(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 660,855 shares held in managed accounts by its investment advisory clients. B. Riley & Co., LLC has sole voting and dispositive power over 125,006 shares of Common Stock. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

(5) Riley Investment Management LLC has shared voting and dispositive power over 2,368,273 shares of Common Stock held by its investment advisory clients, 1,294,591 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP No.  89336Q10                  13D                                 Page 5


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)(i) Riley Investment Management LLC (Delaware limited liability company) Mr. Bryant R. Riley (individual residing in California)
   (ii)  B. Riley & Co., LLC (Delaware limited liability company)



(b)(i)   11100 Santa Monica Blvd., Suite 810 Los Angeles, CA 90025
   (ii)  11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025


(c) Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), an SEC registered investment adviser. RIM is the investment advisor to clients pursuant to investment advisory agreements. B. Riley & Co., LLC ("BRC") is a FINRA registered broker dealer. Mr. Riley is the indirect equity owner and Chairman of BRC.

(d)     N/A

(e)     N/A

(f)     United States


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5(c) as previously filed is hereby amended to add the following:

         (c)      On September 16, 2008, the Master Fund sold 767,028 shares to
                  B. Riley & Co., LLC at a per share price of $1.01. The following are the other transactions in Common Stock have taken place in the past 60 days through November 5, 2008:


MASTER                          TRANS CODE    QUANTITY     PRICE      TRADE DATE

                                    SL            187       1.01       9/16/2008

INVESTMENT ADVISORY CLIENTS     TRANS CODE    QUANTITY     PRICE      TRADE DATE
                                    BY         22,500     0.8022       10/8/2008
                                    BY         53,600     0.6379      10/14/2008
                                    BY          1,000        0.7      10/20/2008
                                    BY         13,100     0.7272      10/21/2008
                                    BY          2,000       0.71      10/27/2008

B. RILEY & CO. LLC              TRANS CODE    QUANTITY     PRICE      TRADE DATE
                                    SL         40,422          1       9/16/2008
                                    BY          3,000        0.7      10/24/2008
                                    SL          5,000       0.63      10/24/2008
                                    SL        350,000       0.85      10/31/2008
                                    SL            600        0.9      10/31/2008
                                    SL        247,000       0.88       11/3/2008
                                    SL          1,600        0.9       11/3/2008
                                    SL            400        0.9       11/4/2008

CUSIP No.  89336Q10                  13D                                 Page 6



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2008

                                  Riley Investment Partners Master Fund, L.P.
                                      By: Riley Investment Management LLC,
                                          its General  Partner

                                  By: /s/ Bryant R. Riley
                                      ------------------------------------------
                                      Bryant R. Riley, Managing Member

                                  Riley Investment Management LLC


                                  By: /s/ Bryant R. Riley
                                      ------------------------------------------
                                      Bryant R. Riley, Managing Member


                                  B. Riley & Co, LLC


                                  By: /s/ Bryant R. Riley
                                      ------------------------------------------
                                      Bryant R. Riley, Chairman



                                  By: /s/ Bryant R. Riley
                                      ------------------------------------------
                                      Bryant R. Riley